Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

January 22, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“the Bank”), has accepted an offer made by AI ZENITH (Netherlands) B.V. (an affiliate of Advent International Global Private Equity) for the acquisition of 3,182,444 ordinary book-entry shares (one vote per share) of Prisma Medios de Pago S.A., representing 7.7007% of its share capital. The agreement was entered into pursuant to the divestment commitment previously agreed to by the Bank, Prisma Medios de Pagos S.A. and its shareholders, and the Comisión Nacional de Defensa de la Competencia (a local Argentine authority concentrated on the promotion of consumer protection).

The offered purchase price for the shares equals $109,350,579.72 and is payable: i) 60% in cash upon the transference of the shares and ii) the remaining 40% within a 5-year period from the date of such initial transference of shares.

Once the above-mentioned transfer of the shares is completed, the Bank´s ownership of Prisma Medios de Pago S.A. will be 3,057,462 shares, which will account for 7.3988% of Prisma Medios de Pago S.A.’s share capital.

The abovementioned transaction will not have a substantial impact on the normal operations of the Bank’s business.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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